Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Wells Fargo Funds Trust (SEC File Nos. 333-74295)

February 9, 2012

Proposed merger of the Strategic Large Cap Growth Fund

The Board of Trustees of Wells Fargo Advantage Funds has unanimously approved a proposed merger of the Wells Fargo Advantage Strategic Large Cap Growth Fund into the Wells Fargo Advantage Large Cap Growth Fund with the objective of having a more streamlined, consolidated, and competitive product lineup. The proposed merger is subject to approval by the Strategic Large Cap Growth Fund’s shareholders.

Proposed merger

Merging (or target) fund	Acquiring fund	Portfolio management team of both the target and acquiring funds
Wells Fargo Advantage Strategic Large Cap Growth Fund	Wells Fargo Advantage Large Cap Growth Fund	Thomas C. Ognar, CFA; Bruce C. Olson, CFA; Joseph M. Eberhardy, CFA, CPA; Wells Capital Management (WellsCap)

The following questions and answers provide further details about the proposed merger:

Why did Wells Fargo Funds Management propose the merger of the Strategic Large Cap Growth Fund into the Large Cap Growth Fund?

WellsCap’s Heritage Growth Equity team assumed portfolio management responsibility for the Strategic Large Cap Growth Fund on July 25, 2011, and since that time has managed the Strategic Large Cap Growth Fund in similar fashion to that of the Large Cap Growth Fund.

Wells Fargo Funds Management considered the following before making its recommendation:

The Strategic Large Cap Growth Fund and the Large Cap Growth Fund have identical investment objectives, a similar number of holdings, and a significant overlap of holdings.

The two funds share the same benchmark (Russell 1000® Growth Index), Lipper peer group (Large Cap Growth), and Morningstar Category (Large Cap Growth).

What can you tell me about the portfolio managers?

Thomas C. Ognar is a managing director and senior portfolio manager with the Heritage Growth Equity team at WellsCap. Mr. Ognar has oversight and portfolio management responsibility for the team’s small-cap, all-cap, and large-cap growth strategies. He joined Strong Capital Management in 1998 as a research analyst. Prior to that, he was a research analyst with M&I Investment Management Corp. and a trader with Republic Securities, Inc. He began his investment industry career in 1993. Mr. Ognar earned a bachelor’s degree in finance from Miami University. He earned a master’s degree in finance from the University of Wisconsin, Madison, and is an alumnus of the Applied Security Analysis Program. Mr. Ognar has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

Bruce C. Olson is a managing director and portfolio manager with the Heritage Growth Equity team at WellsCap. Mr. Olson began his investment industry career in 1982. He joined WellsCap’s Heritage Growth Equity team from Strong Capital Management, where he held a similar position. Prior to joining Strong in 1994, he served as a managing partner of a private holding company. Earlier, he was employed by Minton Investment Corp., American National Bank and Trust Co. of Chicago, and the Travelers Corp. Mr. Olson earned a bachelor’s degree from Gustavus Adolphus College. He has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

Joseph M. Eberhardy is a portfolio manager with the Heritage Growth Equity team at WellsCap. He joined WellsCap’s Heritage Growth Equity team from Strong Capital Management, having joined Strong in 1994. Prior to his current role, Mr. Eberhardy was a senior research analyst with the Heritage Growth Equity team. Before joining the Heritage Growth Equity team in 2000, his previous roles at Strong Capital Management included small- to mid-cap equity analyst, high-yield bond trader, and fixed-income accounting manager. Mr. Eberhardy earned a bachelor’s degree in accounting from the University of Wisconsin, Milwaukee. He is a certified public accountant and has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

Tell me about the resources of the Heritage Growth Equity team at WellsCap.

The Heritage Growth Equity team has 12 team members. It is a highly experienced team with the depth of investment experience and industry specialization to effectively execute its investment process. Mr. Ognar, Mr. Olson, and Mr. Eberhardy serve as the team’s three portfolio managers and work closely with three senior research analysts, one research analyst, two traders, two product specialists, and a research assistant.

What is the Heritage Growth Equity team’s stock selection process?

The team invests principally in equity securities of large-capitalization companies that it believes have prospects for robust and sustainable growth of revenues and earnings. The team defines large-capitalization companies as those with market capitalizations within the range of the Russell 1000®Growth Index. The team may also invest in equity securities of foreign issuers through American depositary receipts and similar investments.

The team’s strategy is based on a belief that the best companies exhibit both robust and sustainable growth and that opportunities to invest arise when a “gap” exists between a company’s future growth and the market’s expectations for that growth. The team follows an investment process that consists of several steps, including continuous idea generation through all-cap research, portfolio construction, and risk management.

Ideas are generated and companies are identified for research from a variety of sources, including a proprietary model and screens, as well as industry contacts and expert sources. Intensive all-cap research focuses on quantifying a company’s true growth rate. In addition to analyzing data, the team talks to management, suppliers, customers, competitors, and industry experts. It assesses business fundamentals, competitive advantages, and capital structure in an attempt to gauge when a company’s growth is robust and sustainable. It uses a basket of valuation metrics to analyze whether a company’s growth is underappreciated and to gauge whether current valuation captures a company’s true growth rate. A fully diversified portfolio is constructed with exposure to specific market-cap ranges and sector risk controls.

The most critical and unique part of its process is the sell discipline, which integrates the investment process with risk management. It will sell or trim when the gap between a company’s true earnings power and the market’s expectations narrows to avoid deteriorating growth before it’s captured in the stock price and to manage portfolio risk. Its sell discipline is part of an integrated risk management approach, which also includes stress testing assumptions, quantitatively screening holdings to combat biases, and analyzing proprietary portfolio risk decomposition.

Will existing shareholders hold the same share class that they own today following the proposed fund merger?

Yes. Existing shareholders of the Strategic Large Cap Growth Fund will receive the same class of shares of the Large Cap Growth Fund. Class R shares will be added for the Large Cap Growth Fund for shareholders currently invested in Class R shares of the Strategic Large Cap Growth Fund. (Class R shares are available only to participating retirement plans through financial intermediaries that have an agreement with Wells Fargo Funds Distributor, LLC, to distribute this share class.)

How will shareholders be notified of this merger proposal? Do they need to take any action?

In March, shareholders of the Strategic Large Cap Growth Fund will be sent a proxy statement inviting them to vote on the proposal at a special shareholder meeting. The proposal requires shareholder approval. Shareholders who receive proxy materials will have the ability to vote their shares.

What is the timeline for the mergers?

The merger is expected to occur during the second quarter of 2012 but is subject to shareholder approval at a special shareholder meeting (also to be held during the second quarter).

Will the merger be a taxable event for shareholders?

No. The merger is expected to be a tax-free transaction for U.S. federal income tax purposes.

Can investors still purchase, redeem, and exchange the merging and acquiring funds prior to the mergers?

Yes. Shareholders will be able to continue to invest in the Strategic Large Cap Growth Fund or the Large Cap Growth Fund prior to the proposed merger.

Will the Strategic Large Cap Growth Fund pay an income or capital gains distribution prior to the proposed merger?

To avoid adverse tax consequences, the fund may make a distribution of realized income and capital gains prior to the proposed merger. The timing and amount of any such distribution cannot yet be determined.

Mutual fund investing involves risks, including the possible loss of principal, and may not be appropriate for all investors. Stock fund values fluctuate in response to the activities of individual companies and general market and economic conditions. Foreign investments are especially volatile and can rise or fall dramatically due to differences in the political and economic conditions of the host country. These risks are generally intensified in emerging markets. Smaller- and mid-cap stocks tend to be more volatile and less liquid than those of larger companies. Consult a fund's prospectus for additional information on these and other risks.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus and, if available, a summary prospectus, containing this and other information, visit wellsfargo.com/advantagefunds. Read the prospectus carefully before investing.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed merger of the Wells Fargo Advantage Strategic Large Cap Growth Fund into the Wells Fargo Advantage Large Cap Growth Fund, the acquirer will file a prospectus/proxy statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this prospectus/proxy statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, target, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the prospectus/proxy statement to its shareholders once such prospectus/proxy statement is declared effective by the SEC. Shareholders may obtain a free copy of the prospectus/proxy statement when available and other documents filed by the acquirer with the SEC at the SEC’s website, sec.gov. Free copies of the prospectus/proxy statement, once available, may be obtained by directing a request via mail, phone, or website to the acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA 02266-8266, 1-800-222-8222, wellsfargo.com/advantagefunds. In addition to the prospectus/proxy statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at sec.gov.

Participants in the solicitation

The acquirer and the target, as well as their respective directors, executive officers, and certain members of their management and other employees, may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC will be set forth in the prospectus/proxy statement when it is filed with the SEC.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 208154 02-12 Not FDIC Insured / No Bank Guarantee / May Lose Value